UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2023 Annual General Meeting

On or about June 5, 2023, Venator Materials PLC (the “Company”) distributed a notice of annual general meeting (the “Notice of AGM”) to be held at the offices of the Company at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, United Kingdom, TS22 5FD on June 29, 2023 at 3.00 p.m. British Summer Time (the “AGM”) to the holders of the Company’s ordinary shares. The Notice of AGM is furnished hereto as Exhibit 99.1.

The Notice of AGM and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials.

The information contained in this Form 6-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing

Number	Description of Exhibits

99.1	Notice of 2023 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: June 5, 2023